                                                              RULE NO.424(b)(4)
                                                      REGISTRATION NO. 33-64177

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 1, 1995)

                                 $300,000,000
                           Alco Standard Corporation

                       6 3/4% BONDS DUE DECEMBER 1, 2025

                               ---------------

                    Interest payable June 1 and December 1

                               ---------------

THE 6 3/4% BONDS DUE DECEMBER 1, 2025 (THE "BONDS") WILL MATURE ON DECEMBER 1, 2025. INTEREST ON THE BONDS IS PAYABLE SEMIANNUALLY ON JUNE 1 AND DECEMBER 1 OF EACH YEAR, BEGINNING JUNE 1, 1996. THE BONDS WILL NOT BE SUBJECT TO ANY SINKING FUND. THE BONDS WILL BE REDEEMABLE AS A WHOLE OR IN PART, AT THE OPTION OF THE COMPANY AT ANY TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100% OF THEIR PRINCIPAL AMOUNT OR (II) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO MATURITY ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE 30-DAY MONTHS) AT THE TREASURY YIELD (AS DEFINED HEREIN) PLUS 15 BASIS POINTS, PLUS IN EACH CASE ACCRUED INTEREST TO THE DATE OF REDEMPTION. THE BONDS WILL BE REPRESENTED BY ONE OR MORE GLOBAL BONDS REGISTERED IN THE NAME OF THE NOMINEE OF THE DEPOSITORY TRUST COMPANY. BENEFICIAL INTERESTS IN THE GLOBAL BONDS WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY DTC AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, BONDS IN DEFINITIVE FORM WILL NOT BE ISSUED. THE BONDS WILL BE ISSUED ONLY IN DENOMINATIONS OF $1,000 AND INTEGRAL MULTIPLES THEREOF. THE BONDS WILL TRADE IN DTC'S SAME-DAY FUNDS SETTLEMENT SYSTEM UNTIL MATURITY, AND SECONDARY MARKET TRADING ACTIVITY FOR THE BONDS WILL THEREFORE SETTLE IN IMMEDIATELY AVAILABLE FUNDS. ALL PAYMENTS OF PRINCIPAL (AND PREMIUM, IF ANY) AND INTEREST WILL BE MADE BY THE COMPANY IN IMMEDIATELY AVAILABLE FUNDS. SEE "DESCRIPTION OF BONDS-- SAME-DAY SETTLEMENT AND PAYMENT".

                              ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

                  PRICE 98.480% AND ACCRUED INTEREST, IF ANY

                               ---------------

                                                      UNDERWRITING
                                           PRICE     DISCOUNTS AND   PROCEEDS TO
                                       TO PUBLIC(1)  COMMISSIONS(2) COMPANY(1)(3)
                                       ------------  -------------- -------------
Per Bond..............................    98.480%        .875%         97.605%
Total................................. $295,440,000    $2,625,000   $292,815,000

-------
  (1) Plus accrued interest, if any, from December 11, 1995.
  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933.
  (3) Before deducting estimated expenses of $226,131 payable by the Company.

                               ---------------

  The Bonds are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to receipt by the Underwriters of an opinion of counsel for the Underwriters. It is expected that delivery of the Bonds will be made on or about December 11, 1995 through the book-entry facilities of The Depository Trust Company, against payment therefor in immediately available funds.

                               ---------------

MORGAN STANLEY & CO.
    Incorporated
     GOLDMAN, SACHS & CO.

               LEHMAN BROTHERS

                     PRUDENTIAL SECURITIES INCORPORATED

December 6, 1995

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                 ------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-3
Recent Developments........................................................  S-4
Use of Proceeds............................................................  S-4
Capitalization.............................................................  S-5
Selected Financial Information.............................................  S-6
Management's Discussion and Analysis.......................................  S-7
Business................................................................... S-12
Description of Bonds....................................................... S-14
Underwriting............................................................... S-17
Legal Matters.............................................................. S-17
Experts.................................................................... S-17
                                   PROSPECTUS
Available Information......................................................    2
Documents Incorporated By Reference........................................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    4
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends...........    4
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    5
Description of Capital Stock...............................................   10
Description of Depositary Shares...........................................   13
Plan of Distribution.......................................................   16
Experts....................................................................   17
Validity of Securities.....................................................   17

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE BONDS OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  Alco Standard Corporation ("Alco" or the "Company") is a marketing, distribution and services company with operations in two primary businesses:
Alco Office Products ("AOP") and Unisource ("Unisource"). Alco's fiscal 1995 revenues were approximately $9.9 billion and its operating income was $477 million.

  AOP is the largest independent copier distribution network in North America and the United Kingdom, with a presence in Europe. AOP has more than 813 locations in forty-eight states, six Canadian provinces and Europe. AOP sells, rents and leases copiers, fax machines and other automated office equipment. AOP also provides equipment services and supplies, reprographic facilities management and specialized document copying services. Through its captive leasing companies, AOP finances equipment leases for customers of AOP companies throughout the United States, Canada and the United Kingdom. AOP's primary leasing company is Alco Capital Resource, Inc., which serves the United States market. In fiscal 1995, AOP's revenues were $2.9 billion and its operating income was $252 million.

  Unisource is North America's largest marketer and distributor of paper and imaging products. Through its supply systems segment, Unisource also distributes disposable paper and plastic products, packaging systems and maintenance supplies. Unisource has 380 facilities, which are located in every major metropolitan market in the United States, in every province of Canada and in Mexico. Unisource focuses on five market segments: printing and publishing, business imaging, general manufacturing, food processing and retail grocery. Unisource combines its broad array of products with specialized customer services and is implementing a sophisticated information technology system to offer custom solutions which lower the total customer cost of procurement and improve the efficiency of customers' operations. In fiscal 1995, Unisource's revenues were $7.0 billion and its operating income was $225 million.

  Alco pursues an active strategic acquisition program for both AOP and Unisource. In fiscal 1995, Alco acquired 114 companies for a total purchase price of approximately $422 million. During that year, AOP acquired 102 office products companies in the United States, Canada and Europe, with an aggregate of over $578 million in annualized revenues, and Unisource acquired twelve companies, primarily in supply systems target markets, with $152 million in annualized revenues, including four companies in Mexico.

  Alco's strategic direction includes continued growth through acquisitions and implementation of specific initiatives for each group. Initiatives for AOP include a transformation program intended to sharpen the marketing and service focus of the group, while reducing administrative costs and improving productivity. Over the next several years, AOP will also implement a uniform information technology system and a common name. Initiatives for Unisource include a restructuring announced in fiscal 1993, which is now in its third year and is expected to be completed during 1997. Unisource is currently focusing on regionalization of certain customer service functions and on acquiring companies in the supply systems segment. In addition, Unisource's new information technology system, which allows the group to provide timely and detailed information to customers and suppliers across the country, is now being implemented and will be fully operational in 1997.

  In addition to the above strategies, Alco is committed to maintaining a strong balance sheet and adhering to prudent financial policies. Alco's financial strength has provided it with the flexibility to compete effectively and take advantage of attractive acquisitions. During the last three fiscal years, the Company has completed three equity offerings, raising capital of approximately $800 million.

  Alco is managed as "The Corporate Partnership." Under this entrepreneurial philosophy, field executives maintain a high degree of operating autonomy over issues that affect the Company's ability to serve customers, while financial and administrative support is provided on a centralized basis.

                              RECENT DEVELOPMENTS

  In July 1995, Alco completed a public offering of 3,877,200 depositary shares, each representing 1/100 of a share of Series BB conversion preferred stock, and used the net proceeds of approximately $290 million to reduce outstanding debt. The Series BB preferred stock automatically converts into Alco Common Stock on October 1, 1998.

  In September 1995, Alco sold its Central Products Company to Spinnaker Industries, Inc. Central Products, a manufacturer of a wide variety of carton sealing tapes, with annualized revenues of approximately $120 million, was Alco's last remaining manufacturing company.

  The Company has owned several manufacturing and industrial businesses, all of which have been sold. Alco has retained certain environmental liabilities, however, relating to the pre-divestiture waste disposal activities of these discontinued businesses at manufacturing or landfill sites in the United States. As a result of several recent environmental remediation claims and increased costs associated with existing environmental remediation sites (primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, no one of which is material on an individual basis to the Company's operations taken as a whole), the Company took a fourth quarter charge in fiscal 1995 to increase its accrual for environmental remediation. The discontinued operations charge was approximately $24 million ($17 million net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred in connection with all existing and probable environmental liabilities relating to discontinued operations (which currently relate to eighteen different sites). Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal. While it is not possible to estimate what expenditures may be required in order for Alco to comply with environmental laws or discharge environmental liabilities in the future, Alco does not expect that expenditures for environmental claims will have a material adverse effect on it or its operations taken as a whole.

                                USE OF PROCEEDS

  The net proceeds of the sale of the Bonds, estimated to be $292,589,000 after deducting the underwriting discount and estimated offering expenses, will be used to repay short-term borrowings incurred to fund working capital requirements and acquisitions. Any proceeds remaining after repayment of such short-term borrowings will be used for working capital requirements and to fund the Company's ongoing acquisition program. See "The Company." At September 30, 1995, such short-term borrowings carried an average interest rate of 6.8% and had a maturity of one to thirty days.

                                 CAPITALIZATION

  The following table sets forth the consolidated short-term debt and capitalization of the Company at September 30, 1995 and as adjusted to reflect the issuance of the Bonds and the application of $280,832,000 of the estimated proceeds therefrom to repay short-term borrowings as described in "Use of Proceeds."

                                                          SEPTEMBER 30, 1995
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------  -----------
                                                        (DOLLARS IN THOUSANDS)
Total Short-Term Debt.................................. $  280,832  $        0
                                                        ==========  ==========
Long-Term Debt:
  8 7/8% Notes due 2001................................ $  150,000  $  150,000
  6 3/4% Bonds due 2025 (Face Amount $300 Million).....        --      295,440
  Private Placement Debt...............................     50,000      50,000
  Industrial Revenue Bonds.............................     10,328      10,328
  Sundry Notes, Bonds and Mortgages....................     51,893      51,893
  Present Value of Capital Lease Obligations...........     29,412      29,412
  Notes Payable to Insurance Company...................     60,000      60,000
                                                        ----------  ----------
                                                           351,633     647,073
  Less Current Maturities..............................     26,319      26,319
                                                        ----------  ----------
Total Long-Term Debt...................................    325,314     620,754
Finance Subsidiaries Debt..............................    817,585     817,585
Shareholders' Equity:
  Series BB Conversion Preferred Stock, no par value
   (3,877,200 depositary shares issued and outstand-
   ing)................................................    290,152     290,152
  Series AA Convertible Preferred Stock, no par value
   (4,025,000 depositary shares issued and outstanding)
   (1).................................................    201,924     201,924
  Common Stock, no par value (authorized 150,000,000
   shares; issued 112,182,000 shares) (2)(3)...........    637,414     637,414
  Retained Earnings....................................    765,309     765,309
  Foreign Currency Translation Adjustment..............    (21,536)    (21,536)
  Cost of Common Shares in Treasury (118,000 shares)...     (4,726)     (4,726)
                                                        ----------  ----------
Total Shareholders' Equity.............................  1,868,537   1,868,537
                                                        ----------  ----------
Total Capitalization................................... $3,011,436  $3,306,876
                                                        ==========  ==========

--------
(1) Series AA Preferred Stock is redeemable for Common Stock at the option of the Company after January 9, 1996, provided that the closing price of the Common Stock of the Company on the New York Stock Exchange exceeds $29.02 for twenty of the thirty consecutive trading days prior to the redemption date. See "Description of Capital Stock--Redemption Provisions and Sinking Fund--Preferred Stock" in the accompanying Prospectus. Assuming that the foregoing conditions are met, the Company intends to announce its intention to exercise this option to redeem the Series AA preferred shares on January 9, 1996.
(2) At September 30, 1995, options to purchase 4,586,358 shares of Common Stock were outstanding under the Company's stock option plans.
(3) All Common Stock amounts have been adjusted to give retroactive effect to a two-for-one stock split effected in the form of a stock dividend distributed on November 9, 1995.

                        SELECTED FINANCIAL INFORMATION

  The following annual data has been derived from financial statements audited by Ernst & Young LLP, independent auditors. Consolidated balance sheets at September 30, 1995 and September 30, 1994 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three fiscal years in the period ended September 30, 1995, and the related auditor's report, appear in the Company's 1995 Annual Report to Shareholders, portions of which are incorporated by reference in the Company's Annual Report on Form 10-K for the year ended September 30, 1995. The information set forth below should be read in conjunction with the financial statements and discussion included in the Form 10-K incorporated by reference in the accompanying Prospectus.

                                     FISCAL YEAR ENDED SEPTEMBER 30,
                          ---------------------------------------------------------------
                             1995        1994          1993           1992        1991
                          ----------  ----------    ----------     ----------  ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
REVENUES:
Net Sales...............  $9,794,186  $7,925,784    $6,387,078     $4,882,908  $4,481,324
Dividends, Interest and
 Other Income...........       4,621       3,537         6,332          3,292       6,088
Finance Subsidiaries....      93,019      66,731        51,149         38,936      28,565
                          ----------  ----------    ----------     ----------  ----------
                           9,891,826   7,996,052     6,444,559      4,925,136   4,515,977
                          ----------  ----------    ----------     ----------  ----------
COSTS AND EXPENSES:
Cost of Goods Sold......   7,326,721   5,884,819     4,799,757      3,638,494   3,390,246
Selling and
 Administrative.........   2,109,148   1,765,483     1,378,814      1,069,602     946,756
Interest................      55,838      43,802        40,189         31,680      37,426
Finance Subsidiaries
 Interest...............      40,216      27,978        23,662         19,523      15,747
                          ----------  ----------    ----------     ----------  ----------
                           9,531,923   7,722,082     6,242,422      4,759,299   4,390,175
                          ----------  ----------    ----------     ----------  ----------
Restructuring Costs.....                              (175,000)
Loss from Unconsolidated
 Affiliate..............                (117,158)       (2,538)
Investment Gain, Net....                                                6,683
                          ----------  ----------    ----------     ----------  ----------
Income From Continuing
 Operations Before
 Taxes..................     359,903     156,812        24,599        172,520     125,802
Taxes on Income.........     140,630      86,203        16,984         68,303      49,160
                          ----------  ----------    ----------     ----------  ----------
Income From Continuing
 Operations.............     219,273      70,609         7,615        104,217      76,642
Income (Loss) From
 Discontinued
 Operations, Net of
 Income Taxes...........     (16,541)                   (7,515)        (8,455)     40,939
                          ----------  ----------    ----------     ----------  ----------
Net Income..............     202,732      70,609(1)        100 (2)     95,762     117,581
                          ----------  ----------    ----------     ----------  ----------
Preferred Dividends.....      15,209      11,572         9,571
                          ----------  ----------    ----------     ----------  ----------
Net Income (Loss)
 Available to Common
 Shareholders...........  $  187,523  $   59,037(1) $   (9,471)(2) $   95,762  $  117,581
                          ==========  ==========    ==========     ==========  ==========
EARNINGS (LOSS) PER
 SHARE(5):
Continuing Operations...  $     1.81  $     0.55(1) $     (.02)(2) $     1.11  $     0.85
Discontinued Operations.        (.14)                     (.08)         (0.09)       0.45
                          ----------  ----------    ----------     ----------  ----------
                          $     1.67  $     0.55    $     (.10)    $     1.02  $     1.30
                          ==========  ==========    ==========     ==========  ==========
Dividends Per Share(5)..  $     0.52  $     0.50    $     0.48     $     0.46  $     0.44
BALANCE SHEET DATA (AT
 PERIOD END):
Working Capital.........  $  770,490  $  653,546    $  556,551     $  496,037  $  515,956
Total Assets............   4,737,575   3,502,258     3,348,890      2,444,761   2,020,571
Total Debt, Excluding
 Finance Subsidiaries...     632,465     445,069       794,318        481,686     304,245
Total Debt of Finance
 Subsidiaries...........     817,585     464,882       413,092        300,509     220,666
                          ----------  ----------    ----------     ----------  ----------
 Total Debt.............   1,450,050     909,951     1,207,410        782,195     524,911
Shareholders' Equity....   1,868,537   1,367,144     1,020,616        860,363     821,195
RATIO OF EARNINGS TO
 COMBINED FIXED
 CHARGES:(3)
Including Captive
 Finance Subsidiaries ..         3.8         3.7           1.3(4)         3.5         2.8
Excluding Captive
 Finance Subsidiaries ..         4.7         4.4           1.4(4)         4.2         3.3

-------
(1) Includes a pretax charge of $115 million ($95 million net of taxes or $0.88 per share for the fiscal year) for the sale of the Company's investment in IMM Office Systems GmbH, a European distributor of office products.
(2) Includes a pretax charge of $175 million ($113 million net of taxes or $1.19 per share) for Unisource restructuring costs.
(3) For purposes of calculating this ratio, earnings consist of income from continuing operations before provisions for income taxes and excluding the loss from unconsolidated affiliate, plus fixed charges. Fixed charges include interest expense on indebtedness and an estimate of the interest component of rental expense. The first ratio gives effect to the consolidation of the captive finance subsidiaries of Alco Office Products. The second ratio excludes the income from continuing operations before provision for income taxes and the fixed charges attributable to those captive finance subsidiaries.
(4) The 1993 ratios include the Unisource $175 million ($113 million net of taxes) restructuring charge; if the restructuring charge were excluded for 1993, the ratios would be 3.3 (including captive finance subsidiaries) and
    4.2 (excluding captive finance subsidiaries).
(5) Adjusted to give retroactive effect to a two-for-one stock split effected on November 9, 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS--1995

  Revenues and income before taxes by segment for fiscal years ended September 30, 1995 and September 30, 1994 and the percentage change for 1995 versus 1994 were:

                                  REVENUES            INCOME BEFORE TAXES
                           ------------------------ ----------------------------
                            1995    1994   % CHANGE  1995      1994     % CHANGE
                           ------  ------  -------- -------   -------   --------
                                        (DOLLARS IN MILLIONS)
Alco Office Products.....  $2,912  $2,240    30.0%  $ 251.8   $1199.4     26.3%
Unisource
  United States..........   6,183   5,108    21.0     184.1     148.8     23.7
  Canada.................     804     649    23.9      41.0      13.5    203.7
                           ------  ------           -------   -------
  Total Unisource........   6,987   5,757    21.4     225.1     162.3     38.7
                           ------  ------           -------   -------
Operating................   9,899   7,997    23.8     476.9     361.7     31.8
Unconsolidated affiliate.                                      (117.2)
Eliminations and
 nonallocated............      (7)     (1)           (117.0)*   (87.7)*
                           ------  ------           -------   -------
                           $9,892  $7,996    23.7   $ 359.9   $ 156.8
                           ======  ======           =======   =======

--------
* Includes interest costs and net corporate expenses.

FISCAL 1995 COMPARED TO FISCAL 1994

  The Company increased revenues $1.9 billion to $9.9 billion in fiscal 1995 from $8 billion in fiscal 1994. Income before taxes increased from $156.8 million in fiscal 1994 to $359.9 million in fiscal 1995. Earnings per share increased from $.55 to $1.67. Earnings per share from continuing operations in fiscal 1995 were $1.81, a 26.6% increase over $1.43 per share in 1994, excluding the loss on the sale of IMM Office Systems (IMMOS).

  AOP generated $672 million in increased revenues of which $387 million is related to AOP's base companies, while $68 million relates to fiscal 1994 acquisitions and $217 million to current-year acquisitions. Internal growth in AOP's base companies continues to be across all revenue segments but primarily in equipment sales, outsourcing and supplies. Revenues from Unisource's US operations increased $1.1 billion, of which $74 million relates to current- and prior-year acquisitions. Unisource's Canadian operations increased revenues $155 million, which is net of a negative impact of approximately $12 million relating to foreign currency rate fluctuations. Increased revenue at Unisource is primarily related to substantial price increases experienced in the paper industry during fiscal 1995, as well as sales volume increases.

  AOP's operating income increase of $52.4 million includes $6.1 million from fiscal 1994 acquisitions and $20.2 million from current-year acquisitions. The remaining $26.1 million increase from its base companies is primarily the result of higher operating contributions from the equipment, outsourcing and supply areas of AOP's businesses, along with increased operating income relating to its leasing activities through Alco Capital Resource, Inc. ("Alco Capital"), net of transformation program costs. Operating margins were 8.6% in 1995 compared to 8.9% in 1994. Excluding costs related to the AOP transformation program, the operating margin for 1995 was 9.0%.

  Operating income for Unisource's US operations increased $35.3 million. This increase includes $3.9 million contributed by current- and prior-year acquisitions. The remaining $31.4 million is from base companies, reflecting the impact of price and volume increases along with the net benefits realized from its restructuring program. Operating income for the Canadian paper operations increased $27.5 million primarily as a result of price increases and growth in the fine paper distribution business and restructuring benefits. Unisource's operating margins increased to 3.2% in fiscal 1995, from 2.8% in the prior year.

  The Company's foreign operations of AOP and Unisource generated $1.1 billion in revenues for fiscal 1995 compared with $843 million for the same period of the prior fiscal year. The Canadian paper distribution business represents $155 million or 62% of the total increase. The increase also includes $78 million from AOP's European operations and $17 million from AOP's Canadian operations. Operating income from foreign operations was $69 million for 1995, up $40 million from the prior year primarily as a result of the increase in operating income of the Canadian paper distribution business. In fiscal 1994, the Company recorded a total pretax loss of $117.2 million from its investment in IMMOS.

  In September 1995, the Company divested Central Products Company for $80 million in cash and notes and recorded a continuing operations pretax gain of approximately $4 million on the sale. Also included in the Company's continuing operations, and related to Central Products Company, are fiscal 1995 revenues of approximately $120 million and net income of $2.7 million.

  Interest expense increased $12 million from the comparable period in fiscal 1994, as a result of higher interest rates and borrowing levels during the year to fund acquisitions and working capital requirements, offset by the effect of the debt reductions resulting from the Company's conversion preferred stock offering in July 1995. The increase in income from continuing operations before taxes of $203.1 million consists of $85.9 million relating to the combined effect of improved operations from base companies and earnings contributed by acquisitions, net of increased interests costs and other corporate items and the $117.2 million loss on the investment in IMMOS recorded in 1994. The effective income tax rate for the current period is 39.1%. The effective tax rate for 1994 was 55%; however, excluding the IMMOS loss, the effective rate was 39.1%. Fiscal 1995 weighted average shares were 5.1 million shares greater than the 107.5 million shares for fiscal 1994, primarily the result of issuance of shares for acquisitions.

  The Company has owned several manufacturing and industrial businesses, all of which have been sold. Alco has retained certain environmental liabilities, however, relating to the pre-divestiture waste disposal activities of these discontinued businesses at manufacturing or landfill sites in the United States. As a result of several recent environmental remediation claims and increased costs associated with existing environmental remediation sites (primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, and no one of which is material on an individual basis to the Company's operations taken as a whole), the Company took a fourth quarter charge in fiscal 1995 to increase its accrual for environmental remediation. The discontinued operations charge was approximately $24 million ($17 million net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred for all existing and probable environmental liabilities relating to discontinued operations (which currently relate to eighteen different sites). Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal. While it is not possible to estimate what expenditures may be required in order for Alco to comply with environmental laws or discharge environmental liabilities in the future, Alco does not expect that expenditures for environmental claims will have a material adverse effect on it or its operations taken as a whole.

  The major components of the Unisource restructuring plan are proceeding as planned. Unisource management has reduced the pace at which certain changes are being made in order to better control the transformation process, thereby affecting the pace of planned headcount reductions and the timing of originally anticipated net benefits. Unisource expects to achieve the full benefit of the projected $100 million net annual benefits resulting from the completion of the restructuring in fiscal 1997. The restructuring reserve at September 30, 1995 is $39.3 million, which management believes is adequate to complete the restructuring plan.

  AOP has initiated a three-year transformation program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the AOP companies. The initiative will include the exploration of new vendor alliances, the establishment of a national identity for the group and a targeted national accounts program.

  The Company was in arbitration with a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. During the second quarter of fiscal 1995, the Company agreed to pay $10 million to the former subsidiary to settle this claim, which primarily has been charged against existing reserve for discontinued operations. The Company paid $5 million during the second quarter with the remaining $5 million to be paid over the next four years.

  In fiscal 1996, the Company plans to early adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The effect on earnings of this accounting change is expected to be immaterial.

RESULTS OF OPERATIONS--1994

  Revenues and income before taxes by segment for fiscal years ended September 30, 1994 and September 30, 1993 and the percentage change for 1994 versus 1993 were:

                                   REVENUES           INCOME BEFORE TAXES
                            ------------------------ --------------------------
                             1994    1993   % CHANGE  1994     1993    % CHANGE
                            ------  ------  -------- ------   ------   --------
                                        (DOLLARS IN MILLIONS)
Alco Office Products....... $2,240  $1,586    41.2%  $199.4   $138.8     43.7%
Unisource
  United States............  5,108   4,174    22.4    148.8    118.7     25.4
  Canada...................    649     690    (5.9)    13.5     18.3    (26.2)
  Restructuring costs......                                   (175.0)
                            ------  ------           ------   ------
Total Unisource............  5,757   4,864    18.4    162.3    (38.0)
                            ------  ------           ------   ------
Operating..................  7,997   6,450    24.0    361.7    100.8
Unconsolidated affiliate...                          (117.2)    (2.5)
Eliminations and
 nonallocated..............     (1)     (5)           (87.7)*  (73.7)*
                            ------  ------           ------   ------
                            $7,996  $6,445    24.1   $156.8   $ 24.6
                            ======  ======           ======   ======

--------
* Includes interest costs and net corporate expenses.

FISCAL 1994 COMPARED TO FISCAL 1993

  The Company's revenues for fiscal 1994 were $8 billion, an increase of $1.5 billion over fiscal 1993 revenues of $6.5 billion. Income before taxes from operations increased to $361.7 million from $100.8 million in fiscal 1993, which included a restructuring charge of $175 million related to the Unisource operations. Earnings per share from continuing operations for fiscal 1994 were $.55 compared to $(.02) for fiscal 1993 which included a loss of $1.19 per share resulting from the Unisource restructuring charge. Earnings per share excluding the loss on the sale of the investment in IMMOS in fiscal 1994 and the effect of the restructuring charge in fiscal 1993 were $1.43 and $1.17, respectively.

  AOP generated $654 million in increased revenues, of which $288 million relates to fiscal 1993 acquisitions and $134 million to fiscal 1994 acquisitions. The remaining $232 million increase reflects continued internal growth in all revenue areas of AOP's base companies, particularly in its equipment, service and outsourcing businesses. The $934 million increase in revenues from Unisource's US operations includes $764 million from acquisitions (primarily Butler Paper) and $170 million of internal growth from its base companies. The $41 million revenue decrease in the Unisource Canadian paper businesses is primarily attributable to a 5.9% decrease in the average foreign exchange rate.

  AOP's operating income increase of $60.6 million includes $16.4 million from prior-year acquisitions and $10.2 million from current-year acquisitions. The remaining $34 million increase reflects continued internal growth from its base companies, which is primarily the result of higher operating contributions from the service, supply and outsourcing areas of AOP's businesses, along with increased operating income related to its leasing activities through Alco Capital. Operating income from Unisource's US paper operations increased $30.1 million. This increase represents a contribution of $17.6 million from prior-year acquisitions and $12.5 million from its base companies. The internal growth is attributable to improved gross margins and expense reductions realized in the last half of the fiscal year offset primarily by lower comparable margins experienced in the first half of the year. The Canadian paper distribution business decrease in operating income of $4.8 million is the result of the carryover of certain incremental merger costs related to the Canadian merger plan implemented in fiscal 1993, gross margin erosion in the first half of the fiscal year and the effects of the declining foreign exchange rates.

  Geographically, revenues from the Company's paper and office products operations outside the U.S. were $843 million for fiscal 1994 compared to $800 million for the prior fiscal year. The increase reflects $77 million from the European operations of Erskine acquired in fiscal 1993 along with $7 million from AOP internal growth, offset by a decrease of $41 million from the Canadian paper distribution business. Operating income from foreign operations was $29.1 million for fiscal 1994, an increase of $1.8 million from the prior year, the result of increased AOP foreign operations, offset by the decrease in operating income of the Canadian paper distribution business.

  The 49.9% investment in IMMOS in October 1992 marked the entry of the Company into the European market, and it was to serve as a base for further expansion in Europe. The venture agreement provided the Company with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, had prevented IMMOS from progressing toward those goals. As a result, in September 1994, the Company sold its 49.9% interest in IMMOS for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its interest in IMMOS in the quarter ended June 30, 1994, and recorded a pretax loss of $115.3 million ($95.1 million, net of tax) equating to a loss per share of $.87 for the quarter ($.88 for fiscal 1994). This charge represents the write-off of the Company's investment in IMMOS plus certain transactional costs less cash proceeds from the sale together with related tax benefits. For the fiscal year ended September 30, 1994, the Company recorded a total pretax loss of $117.2 million from its investment in an unconsolidated affiliate. This includes a pretax loss of $115.3 million relating to the sale previously discussed and a $1.9 million operating loss on its investment through March 31, 1994.

  Interest expense increased by $3.6 million from fiscal 1993, a result of higher interest rates and borrowing levels during the year. Income before taxes from continuing operations increased by $132.2 million, which reflects the net effect of the $115.3 million loss on the sale of IMMOS in fiscal 1994 and the $175 million charge for restructuring costs in fiscal 1993. Income before taxes from continuing operations also includes improved operating results from base companies and earnings contributed by current- and prior-year acquisitions net of increased interest costs and other corporate items. The effective income tax rate for fiscal 1994 was 55% compared to 69% in fiscal 1993. The effective income tax rate for fiscal 1994, excluding the effect of the sale of IMMOS, was 39.1% compared with 39.6% in fiscal 1993, excluding the effect of the restructuring costs. Fiscal 1994 weighted average shares were 12.7 million shares greater than the 94.8 million shares for fiscal 1993, primarily the result of a public offering of Common Stock in December 1993.

  During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; the individual and combined effect on earnings of these accounting changes was immaterial.

FINANCIAL CONDITION AND LIQUIDITY

  Debt, excluding finance subsidiaries, was $632 million at September 30, 1995, an increase of $187 million from the Company's debt balance at September 30, 1994 of $445 million. This increase in borrowing levels was primarily to satisfy the Company's working capital and acquisition requirements, net of the proceeds from the July 1995 conversion preferred stock offering described below. On December 1, 1994, the Company entered into a credit agreement under which it may borrow up to $500 million. The Company may also borrow up to $100 million under another credit agreement. At September 30, 1995, short-term borrowings supported by these two facilities totaled $252.5 million, leaving $347.5 million unused and available. Debt as a percentage of capitalization was 25.3%, while the current ratio was 1.6 to 1. In July 1995, Moody's Investor Services upgraded the Company's debt rating to A3, from Baa1. At the end of fiscal 1995, the Company's commitments for capital expenditures were approximately $23 million, all of which is expected to be expended during fiscal 1996.

  In July 1995, the Company completed a public offering of approximately 3.9 million depositary shares, each representing 1/100 of a share of Series BB Conversion Preferred Stock. The Series BB Preferred Stock carries a dividend yield of 6.5% and automatically converts into the Company's Common Stock on October 1, 1998, unless previously converted at the option of the holder. The purpose of the offering is to fund the Company's ongoing acquisition program. Net proceeds of approximately $290 million were used to repay short-term borrowings incurred to fund working capital requirements and acquisitions.

  The Company recorded a pretax charge of approximately $24 million for environmental claims associated with discontinued manufacturing operations during the fourth quarter of fiscal 1995. Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal.

  The Company's change in cash from operating activities during fiscal 1995 primarily relates to working capital requirements. Unisource's working capital primarily reflects the effects of substantial price increases experienced in the paper business along with the increased sales volume. Changes in AOP's working capital primarily related to inventory from growth in the business along with supplier price increases.

  The Company estimates that total cash expenditures in connection with the Unisource restructuring plan will amount to $143 million, of which approximately $112 million has been spent to date, with the $31 million balance anticipated to be paid in fiscal 1996 and early fiscal 1997. Effective January 1, 1994, Unisource entered into a ten-year agreement with ISSC for $300 million, to provide the information technology system to be implemented as part of the restructuring plan. At September 30, 1995, the remaining commitment under the agreement was $217 million. The foregoing commitments are anticipated to be funded from Unisource's operating cash flow.

  Finance subsidiaries debt grew by $352.7 million from September 30, 1994, a result of increased leasing activity. On June 30, 1995, Alco Capital increased the amount available to be offered under its medium-term note program by $1 billion or the equivalent thereof in a foreign currency or currencies, of which $898 million is unused and available. The program allows Alco Capital to offer to the public, from time to time, medium-term notes having an aggregate initial offering price not exceeding the total program amount. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1995, $602 million of medium-term notes bearing a weighted average interest rate of 7.0% were outstanding.

  In addition, Alco Capital entered into an agreement in September 1994 to sell under an asset securitization program an undivided ownership interest in $125 million of eligible direct financing lease receivables. The agreement, which expires in September 1996, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new lease receivables can be sold up to $125 million. During fiscal 1995, Alco Capital sold $67 million in direct financing leases, replacing those leases liquidated and leaving the total amount of contracts sold unchanged at $125 million.

  The Company believes that its operating cash flow together with unused lines of credit and other financing arrangements will be sufficient to finance current operating requirements including capital expenditures, acquisitions and restructuring and transformation programs.

                                    BUSINESS

  Over the past decade, Alco has evolved from a diversified company into a growth-oriented, focused distribution company with two business segments, AOP and Unisource. The Company's expansion has been generated by both internal growth and strategic acquisitions. AOP is the largest network of independent office equipment dealers in North America and the United Kingdom, with a growing presence in Europe. Unisource is the leading paper and supply systems distribution network in the United States and Canada, and has recently expanded into Mexico.

  Alco has expanded by selectively acquiring domestic and international distribution companies which are integrated into Alco's existing distribution networks. This strategic acquisition policy has allowed Alco to grow market share and to expand into new markets. During fiscal 1995, AOP acquired 102 office products companies in the United States, Canada and Europe, with annualized revenues of approximately $578 million. These acquisitions include Southern Business Group (renamed A: Copy (UK) PLC), a publicly held office products dealer located in the United Kingdom, with revenues of approximately $86 million. During fiscal 1995, Unisource completed twelve acquisitions, primarily in supply systems target markets, with annualized revenues of approximately $152 million. Alco expects that acquisitions will continue to play an important role in its growth strategy.

  Alco is committed to maintaining a strong balance sheet and adhering to prudent financial policies. Alco's financial strength has provided it with the strategic flexibility to compete effectively and to take advantage of attractive acquisitions. During the last three fiscal years, the Company has completed three equity offerings, raising capital of approximately $800 million.

  Alco's two business segments have had a record of consistent growth in revenues and operating income. Revenues from continuing operations increased to $9.9 billion in fiscal 1995, from $4.3 billion in 1990. Operating income from continuing operations has grown to $477 million in fiscal 1995, from $190 million in fiscal 1990.

ALCO OFFICE PRODUCTS

  AOP is the largest independent marketer and distributor of copiers and office equipment in North America and the United Kingdom, with a growing presence in Europe. AOP has more than 813 locations in forty-eight states, six Canadian provinces and in Europe (mostly in the United Kingdom).

  AOP sells, rents and leases copiers, fax machines and other automated office equipment. AOP also provides equipment service and supplies. AOP provides customer financing through three equipment leasing subsidiaries in the United States, Canada and the United Kingdom. These leasing subsidiaries lease exclusively to AOP customers and provide a competitive advantage in marketing and customer retention. Alco's most significant leasing entity, Alco Capital, which serves AOP's U.S. market, had total assets of approximately $1 billion as of the end of fiscal 1995. AOP also operates a facilities management business
(FM), which provides central reprographic services for its customers on a per copy fee basis, mail/distribution services, records management, microfilming, office supplies and other services.

  AOP primarily distributes the products of Canon, Oce, Ricoh and Sharp. AOP has capitalized on the growth in demand for color copiers and plain paper fax machines as well as having expanded its product line to include larger, higher volume copiers, which increases servicing and supply opportunities. The Company's distribution agreement with Oce grants AOP distribution rights in the U.S. for the Oce high volume models 2475 and 2600. Oce's products are new to the American market, but well-known in Europe. Oce's products are recognized for their speed, quality and durability. Oce's superior quality, high volume copiers allow AOP to compete for the first time in this attractive segment of the copier market which represents nearly one-quarter of total copy volume in the United States.

  During fiscal years 1993, 1994 and 1995, AOP accounted for approximately 25%, 28% and 29%, respectively, of Alco's consolidated revenues from continuing operations, and 50%, 55% and 53%, respectively, of Alco's operating income (excluding Unisource restructuring charges of $175 million in 1993).

  AOP has pursued an active acquisition program. During fiscal 1995, AOP acquired 102 office products companies in the United States, Canada and Europe, with annualized revenues of approximately $578 million. AOP's fiscal 1995 acquisitions in the United Kingdom included Southern Business Group (renamed A:
Copy (UK) PLC). The acquisition of A: Copy, with fiscal 1995 annualized revenues of approximately $86 million, nearly doubles AOP's market share in the U.K. and adds a remanufacturing capability which offers additional opportunities for growth.

  AOP believes that it is positioned to benefit from the growth in multi-functional and network connected digital equipment, as these technologies develop and mature. The Company believes that these technologies will provide incremental growth opportunities through the remainder of the decade.

  AOP competes against numerous competitors over a wide range of markets on the basis of price, quality of service and product performance. Customers include large and small businesses, professional firms and governmental agencies.

  AOP recently initiated a three-year program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the AOP companies. The initiative will include the establishment of a national identity for AOP, a targeted national accounts program and the exploration of new vendor alliances.

UNISOURCE

  Unisource is the largest marketer and distributor of paper and imaging products in North America. Unisource also distributes supply systems products, such as disposable paper and plastic products, packaging systems and maintenance supplies. Unisource has approximately 380 warehouses, distribution centers, sales offices and other facilities located throughout the United States, Canada and Mexico.

  Unisource focuses on five market segments: printing and publishing, business imaging, general manufacturing, food processing and retail grocery. Unisource combines its broad array of products with specialized customer services and is implementing sophisticated information technology to tailor solutions which lower the total cost of customers' procurement and improve the efficiency of their operations. Unisource offers its customers coordinated delivery of products, customized reporting and consolidated billing. Unisource's national distribution capabilities allow it to respond quickly to the customer's needs.

  Unisource is the leading supplier of printing papers to commercial printers, publishers and business forms manufacturers, which produce catalogs, brochures, advertising supplements, annual reports, business forms and direct mail advertising. Unisource's geographic scope and its market-driven orientation allow it to serve as a single-source supplier to meet all of its customers' paper and supply systems needs. Approximately 72% of Unisource's revenues are derived from the distribution of coated and uncoated printing, writing and reprographic papers. Unisource expects its supply systems operations, which currently represent approximately 28% of its revenues, to account for an increasing percentage of its sales in the future, and will focus its acquisition program over the next several years on supply systems companies.

  During fiscal 1993, 1994 and 1995, Unisource accounted for approximately 75%, 72% and 71%, respectively, of consolidated revenues from continuing operations, and 50%, 45% and 47%, respectively, of Alco's operating income (excluding Unisource restructuring charges of $175 million in 1993).

  In 1993, Unisource adopted a restructuring plan that encompasses installation of a customer-focused information system, re-engineering of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of customer service locations. The major components of the Unisource restructuring plan are proceeding as planned. Unisource expects to achieve the full benefit of the projected $100 million annual net benefits resulting from the completion of the restructuring by the end of fiscal 1997. In fiscal 1995, Unisource achieved $25 million of such net benefits. Management believes that the remaining restructuring reserve at September 30, 1995 of $39 million is adequate to complete the restructuring plan.

  Unisource's extensive distribution network and national presence in both the United States and Canada enables it to service national accounts, and its large size gives the Company important economies of scale in purchasing and other functions. Unisource's operations compete in many different markets against both independent distributors and those owned by major paper manufacturers. Unisource competes principally on the basis of price, quality of service, and the range of products maintained in inventory. The percentage of paper products sold through distributors such as Unisource has increased over the past several years, and Unisource expects this trend to continue.

  Unisource is committed to growing its business both internally and through acquisitions. During fiscal 1995, Unisource completed twelve acquisitions (primarily supply systems and packaging companies), with annualized revenues of approximately $152 million.

                              DESCRIPTION OF BONDS

  The following description of the particular terms of the Bonds offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

  The Bonds offered hereby will be limited to $300,000,000 aggregate principal amount and will constitute a series of Debt Securities of the Company. The Bonds will bear interest at the rate of 6 3/4% per annum, from December 11, 1995, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on June 1 and December 1, commencing June 1, 1996, to the persons in whose names the Bonds are registered at the close of business on the May 15 and November 15, as the case may be, preceding such June 1 and December 1. Principal of (and premium, if any) and interest on the Bonds will be payable at the office of First Fidelity Bank, N.A., the Trustee under the Indenture, in Philadelphia, Pennsylvania or at such other office designated by the Company; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Bond Register. The Bonds will mature on December 1, 2025.

OPTIONAL REDEMPTION

  The Bonds will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points, plus in each case accrued interest to the date of redemption.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity comparable to the remaining term of the Bonds. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc. and Prudential Securities Incorporated and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

  Holders of Bonds to be redeemed will be given notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

BOOK-ENTRY-ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

  DTC will act as securities depositary for the Bonds. The information in this section concerning DTC and DTC's book-entry system is based upon information obtained from DTC. The Bonds will be issued only as fully-registered Bonds registered in the name of Cede & Co. (as nominee for DTC). One or more fully-registered global Bonds will be issued, evidencing in the aggregate the total number of Bonds, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

  Purchases of Bonds within the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of a Bond ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Bonds. Transfers of ownership interests in Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners.

  DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Principal (and premium, if any) and interest payments on the Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC or Alco, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Alco, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  No Bonds evidenced by global Bonds may be exchanged in whole or in part for Bonds registered, and no transfer of global Bonds in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC unless DTC has notified the Company that it is unwilling or unable to continue as depositary for such global Bonds. All Bonds evidenced by one or more global Bonds or any portion thereof will be registered in such names as DTC may direct.

  As long as DTC, or its nominee, is the registered owner of the global Bonds, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the global Bonds for all purposes under the Bonds and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global Bonds will not be entitled to have the global Bonds evidencing such Bonds registered in their names, will not receive or be entitled to receive physical delivery of Bonds in exchange therefor and will not be considered to be owners or holders of such global Bonds for any purpose under the Bonds.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Bonds will be made in immediately available funds. All payments of principal (and premium, if any) and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes, bonds and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Bonds will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading in the Bonds will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Bonds.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase from the Company, the principal amount of the Bonds set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
NAME                                                                OF BONDS
----                                                            ----------------
Morgan Stanley & Co. Incorporated..............................   $ 75,000,000
Goldman, Sachs & Co............................................     75,000,000
Lehman Brothers Inc............................................     75,000,000
Prudential Securities Incorporated.............................     75,000,000
                                                                  ------------
  Total........................................................   $300,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Bonds offered hereby, if any are taken.

  The Underwriters propose to offer the Bonds in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of .50% of the principal amount of the Bonds. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Bonds to certain brokers and dealers. After the initial offering of the Bonds, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Bonds on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Bonds, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Bonds and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Bonds.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

  Certain of the Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business.


                                 LEGAL MATTERS

  The validity of the Bonds will be passed upon for the Company by its General Counsel, J. Kenneth Croney, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of October 31, 1995, Mr. Croney beneficially owned 58,714 shares of Common Stock of Alco, including 41,940 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under Alco's 1981 Stock Option Plan or 1986 Stock Option Plan. Sullivan & Cromwell from time to time performs legal services for Alco. Mr. Croney and Sullivan & Cromwell will rely as to matters of Ohio law upon the opinion of Thompson, Hine and Flory, Cleveland, Ohio.

                                    EXPERTS

  The consolidated financial statements of Alco Standard Corporation incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended September 30, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.